COPLEY ACQUISITION CORP

Suite 4005-4006, 40/F, One Exchange Square

8 Connaught Place, Central, Hong Kong

April 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt and Pam Long

RE:	Copley Acquisition Corp

Registration Statement on Form S-1, as amended

Filed on April 23, 2025

File No. 333-283972

Dear Mr. Holt and Ms. Long,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Copley Acquisition Corp respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 30, 2025, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Copley Acquisition Corp

By:	/s/ Francis Chi Yin Ng
Name:	Francis Chi Yin Ng
Tite:	Co-Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP